Omotosho & Associates Certified Public Accountants, LLC

Audit, Taxes, Accounting Services
Personal & Business Consultants
Website: www.omotoshocpa.net

1525 East 53rd Street, Suite 620
Hyde Park Bank Building
Chicago, Illinois 60615

Telephone: (773) 752-0035
Fax: (773) 752-0037
Email: omotosho@omotoshocpa.net

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 29, 2022, in the Regulation A Offering Statement (Form 1-A) of AFRO Dollar Money Inc.

Omotosho & Associates, CPAs LLC

Omotosho & Associates, CPAs LLC
Chicago, Illinois
March 29, 2022